FULBRIGHT & JAWORSKI L.L.P.

A REGISTERED LIMITED LIABILITY PARTNERSHIP
666 FIFTH AVENUE, 31ST FLOOR
NEW YORK, NEW YORK 10103-3198
WWW.FULBRIGHT.COM

CHIP PALMER	DIRECT DIAL:	(212) 318-3344
PARTNER	TELEPHONE:	(212) 318-3000
CHPALMER@FULBRIGHT.COM	FACSIMILE:	(212) 318-3400

May 11, 2005

VIA EDGAR AND FEDERAL EXPRESS

Mr. Max A. Webb
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0305

Re:	Pulitzer Inc.
PREM 14A filed on March 29, 2005
File No. 1-14541

Dear Mr. Webb:

     On behalf of Pulitzer Inc. (the “Company”), we are filing by EDGAR transmission the Company’s second amended preliminary proxy statement (the “Preliminary Proxy Statement”). All changes reflected in the Preliminary Proxy Statement are in response to comments of the staff of the Securities and Exchange Commission (the “Staff”) set forth in its letter of May 10, 2005, or to update or correct certain information contained in Pulitzer’s first amended preliminary proxy statement. The following numbered paragraphs, which correspond to the numbered paragraphs of the May 10, 2005 comment letter, set forth the Company’s responses to the Staff’s comments.

Interests of our Directors and Executive Officers in the Merger, page 5

1.	Disclose here and on page 8 the amount of the contingent fee and the success bonus and identify the directors whose firms will receive these payments.

RESPONSE:

     The Company has revised the fourth and fifth sentences of the second paragraph on page 5, and of the last paragraph on page 8, of the Preliminary Proxy Statement as follows:

These amounts also do not include ongoing fees and a contingent success bonus of approximately $0.6 million to Fulbright & Jaworski L.L.P., a law firm, and a contingent fee

May 11, 2005

of $0.5 million to Huntleigh Securities Corporation, a financial advisory services firm, that Pulitzer has engaged in connection with the merger. Both contingent amounts are payable upon and subject to completion of the merger. William Bush, a director of Pulitzer, is a partner in the law firm, and James M. Snowden, Jr., another director of Pulitzer, is an executive officer of the financial advisory services firm.

The Merger. page 14
Background of the Merger, page 14

2.	Revise the disclosure in the second new paragraph on page 17 to clarify the relationship between Mr. Snowden and Huntleigh.

RESPONSE:

     The Company has revised the second paragraph on page 17 of the Preliminary Proxy Statement as follows:

     Huntleigh has assisted our board in its consideration of various strategic alternatives and has rendered advice in connection with the making of various decisions in the course of the process which has led to the approval of the merger by our board. Huntleigh has not provided a report, opinion or financial analysis to Pulitzer or our board of directors with respect to the merger consideration. James M. Snowden, Jr., a director of Pulitzer, is an Executive Vice President of Huntleigh.

Reasons for the Merger, page 24

3.	We reissue prior comment 9. Please revise this list into two lists, one of reasons in favor of the merger, the other, of reasons against.

RESPONSE:

     The Company has revised the section captioned “Reasons for the Merger,” beginning on page 24 of the Preliminary Proxy Statement, as follows:

     (i) the Company has inserted the following language after the third sub-bullet of the seventh bullet in that section:

     Our directors also considered other factors, including those set forth below and those discussed above in “Background of the Merger” beginning on page 14, which individual directors may have viewed as potentially countervailing in reaching its decision to approve the merger agreement and the transactions contemplated by the merger agreement and to recommend that Pulitzer stockholders vote for “FOR” adoption of the merger agreement:

•	Under the terms of the merger agreement, Pulitzer may not solicit other acquisition proposals and must pay Lee a termination fee of $55 million in cash if the merger

May 11, 2005

agreement is terminated under certain circumstances specified in the merger agreement, including if our board of directors in the exercise of its fiduciary duties terminates the merger agreement and accepts a financially superior proposal under specific conditions, which may deter others from proposing an alternative transaction that may be more advantageous to stockholders.

     (ii) the Company has revised the fourth sub-bullet of the seventh bullet under its first amended preliminary proxy statement to become the new second bullet under “potentially countervailing” factors, which bullet, as revised, reads as follows:

•	We are obligated to pay Lee a fee of $30 million plus Lee’s documented expenses (not to exceed $12 million) in cash if we or Lee terminates the merger agreement because our stockholders have not adopted the merger agreement at the special meeting of stockholders described in this proxy statement. Our directors noted, however, that three directors (Mr. Pulitzer, Mrs. Pulitzer and Mr. Richard Moore), who are the beneficial owners of shares of our common stock and Class B common stock representing approximately 63.8% of the combined voting power of the Pulitzer common stock and Class B common stock, voted, as directors, at the January 29, 2005 board meeting in favor of the approval and adoption of the merger agreement, and are expected, as stockholders, to vote, or to direct the trustees of the Pulitzer voting trust to vote, the shares of those directors for the proposal to approve and adopt the merger agreement.

     (iii) the Company has revised the last paragraph of that section to read as follows:

     The foregoing discussion of the information and factors considered by our board of directors, while not exhaustive, includes the material factors considered by the board and contains both supporting and potentially countervailing factors. In view of the variety of factors considered in connection with its evaluations, our board of directors did not find it practicable to, and did not, quantify or otherwise assign relative or specific weight or value to any of these factors, and individual directors may have given different weights to particular factors. In addition, our board of directors did not make any specific determination of whether any particular factor or any aspect of any particular factor was favorable or potentially countervailing to its ultimate determination, and individual directors may have had different views on the favorability or potentially countervailing nature of particular factors.

Opinion of our Financial Advisor, page 30

4.	Since it appears that the LBO analysis is based on a price lower than that being offered to shareholders it is unclear why this analysis supports a finding of fairness. Please revise to explain.

RESPONSE:

May 11, 2005

     The Company has revised the disclosure on page 39 of the Preliminary Proxy Statement in response to the Staff’s comment. As revised the last two sentences of 39, continuing to 40 read as follows:

     Although Goldman Sachs did not perform an analysis of the range of equity returns that could theoretically be realized if Pulitzer were acquired in a leveraged buyout transaction at $64.00 per share, Goldman Sachs observed that the equity returns at such a purchase price would be correspondingly lower than the returns set forth in the tables below for other purchase prices, and, therefore, under all but the highest leverage and exit EBITDA multiples used in the analysis, would likely be lower than Goldman Sachs’ estimate of the type of returns expected by hypothetical investors in leveraged buyout transactions. On this basis, Goldman Sachs further observed that, given the assumptions of the leveraged buyout analysis described above, a hypothetical leveraged buyout transaction at a price greater than $64.00 per share would be even less likely to generate equity returns as high as Goldman Sachs’ estimate of the type of returns expected by hypothetical investors in such transactions and, therefore, would be less likely to be financially attractive to such investors.

Financial Projections, page 40

5.	We reissue prior comment 15. The offensive language has simply been moved to a different paragraph. Please revise to delete.

RESPONSE:

     The Company has revised the second paragraph on page 42 of the Preliminary Proxy Statement to read as follows:

     Except as may be required by applicable securities laws, we do not intend to update or otherwise revise the projections to reflect circumstances existing after the date when they were made or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. See “Cautionary Statement Concerning Forward-Looking Information” beginning on page 11.

     In addition, the Company has revised the last sentence of the second full paragraph on page 41 of the Preliminary Proxy Statement to read as follows:

     The projections were prepared only to reflect management’s good faith view, as of the date of the projections, of certain financial information, including our results of operations, through fiscal 2008, in light of the various assumptions underlying the projections, including the then-anticipated limited uses and recipients of the projections as described in this section.

Material United States Federal Income Tax Consequences, page 47

6.	We reissue prior comment 17. Please delete the initial sentence of the bolded paragraph on page 48.

May 11, 2005

RESPONSE:

     The Company has revised the bolded paragraph on page 49 to delete the first sentence thereof, and that bolded paragraph, as revised, reads as follows:

     Pulitzer urges you to consult your own tax advisor to determine the particular tax consequences to you (including the application and effect of any state, local or foreign income and other tax laws) of the receipt of cash in exchange for your shares pursuant to the merger.

Litigation Challenging the Merger, page 48

7.	Continue to update this section as necessary.

RESPONSE:

     The Company has updated the section captioned “Litigation Challenging the Merger” beginning on page 49, and that section, as revised, reads as follows:

     Shortly after Pulitzer entered into the merger agreement, two purported stockholder class action lawsuits were filed in the Delaware Court of Chancery naming Pulitzer and each of our directors as defendants. The lawsuits subsequently were consolidated under the caption In re Pulitzer Shareholder Litigation, C.A. No. 1063-N. On April 27, 2005, plaintiffs in the consolidated action filed a consolidated and amended class action complaint purportedly on behalf of all Pulitzer stockholders other than the defendants and any related or affiliated parties. Plaintiffs assert in the amended complaint, among other things, that:

•	The defendants have breached their fiduciary and other common law duties in connection with the merger agreement.

•	The defendants have failed to maximize shareholder value by, among other things, benefiting themselves at the expense of Pulitzer’s public shareholders.

•	The defendants have disseminated to Pulitzer’s public shareholders incomplete, inaccurate and/or misleading information concerning the merger and matters relevant to an informed decision on their investment in Pulitzer, in that the disclosure is materially incomplete or misleading with respect to, among other things, the following: “(a) the background of the merger; (b) the compensation and/or other benefits that certain officers and directors of [Pulitzer] will receive in connection with the merger; (c) the advisors retained by Pulitzer in connection with the merger and the fees paid by [Pulitzer] to those advisors; and (d) the analyses performed by Goldman Sachs.”

Plaintiffs reassert their request for a preliminary and permanent injunction against the merger, as well as monetary damages.

     Pulitzer believes the allegations made in the amended complaint are without merit. Pulitzer also believes that the consolidated action (including the amended complaint) did not

May 11, 2005

     breach any representation or warranty of Pulitzer in the merger agreement at the date of the merger agreement and would not, in its current status, either give rise to the right on the part of Lee to terminate the merger agreement or result in Pulitzer’s failing to satisfy any closing condition in the merger agreement.

*****

Other Company Revisions

     The Company has made additional revisions to the Preliminary Proxy Statement as follows:

1.	The disclosure beginning on page 5 of the Preliminary Proxy Statement under the caption “Interests of our Directors and Executive Officers in the Merger” and on page 8 under the Question: “Do the directors and executive officers have interests in the merger that are different from, or in addition to, mine?” has been revised to add certain information.

2.	The disclosure beginning on page 25 and continuing through page 30 of the Preliminary Proxy Statement under the caption “The Merger — Interests of our Directors and Executive Officers in the Merger” has been revised to provide updated information.

3.	The Company has revised the disclosure in the paragraph captioned “Discounted Cash Flow Analysis” on page 38 of the Preliminary Proxy Statement to (i) add the phrase “including cash flows,” after the phrase “Forecasted financial information used in this analysis” at the beginning of the third sentence thereof and (ii) to add a new penultimate sentence thereto which reads as follows:

The terminal values used in the discounted cash flow analysis were derived from perpetuity growth and discount rates used in such analysis and were not intended to correspond to observed historical trading ranges of “Large Cap” or “Mid Cap” publishers.

4.	April 25, 2005 has been set as the record date for the special meeting of stockholders, and the Company has included record date information in this filing.

5.	The third and fourth paragraphs of the Section “Where You Can Find More Information” beginning on page 72 of the Preliminary Proxy Statement have been revised to provide, in effect, that only documents filed by the Company with the SEC after the filing date of the definitive proxy statement are to be incorporated by reference. As revised, those paragraphs read as follows:

     The SEC allows Pulitzer to “incorporate by reference” information into this proxy statement. This means that Pulitzer can disclose important information by referring to another document filed separately with the SEC. The information incorporated by reference is

May 11, 2005

considered to be part of this proxy statement. The information that Pulitzer later files with the SEC may update and supersede the information in this proxy statement.

     Pulitzer incorporates by reference each document it files under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of the filing of this definitive proxy statement and before the special meeting.

6.	The Company has made various other updating or conforming changes and corrections which are reflected in the marked copy of the Preliminary Proxy Statement.

     If you have any questions regarding the foregoing, please call me at (212) 318-3344 or Gina M. Sickinger at (212) 318-3159. Thank you.

Very truly yours,
/s/ Richard A. Palmer
Richard A. Palmer

cc:	Mathew Bazley
Robert C. Woodworth